SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

MEDIA GENERAL, INC.

(Name of Issuer)

VOTING COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

584404107

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,646,220 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,646,220 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,646,220 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% of Voting Common Stock (1) (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See Instructions before filling out.
1.	The class ownership percentage is based on the number of outstanding shares of Voting Common Stock as provided by MEG to the reporting persons. (See Item 5).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 3 OF 6 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,646,220 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,646,220 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,646,220 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% of Voting Common Stock (1) (See Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See Instructions before filling out.
1.	The class ownership percentage is based on the number of outstanding shares of Voting Common Stock as provided by MEG to the reporting persons. (See Item 5).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 4 OF 6 PAGES

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed with the Commission on June 4, 2012, as amended on September 24, 2012 and June 6, 2013 (the “Schedule 13D”). This Amendment is filed by Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), and Mr. Buffett, who may be deemed to control Berkshire, relating to the beneficial ownership of the Voting Common Stock, no par value per share, of Media General, Inc., a Virginia corporation. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as previously filed.

ITEM 1.	SECURITY AND ISSUER.

The response set forth in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the Voting Common Stock, no par value per share (“Voting Common Stock”), of Media General, Inc., a Virginia corporation (“MEG”). The address of the principal executive offices of MEG is 333 E. Franklin Street, Richmond, Virginia 23219.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the transactions described below in Item 4 (the answer to which is incorporated herein by reference), on November 12, 2013, 4,646,220 shares of Class A Common Stock, par value $5.00 per share (“Class A Common Stock”), of MEG owned by Berkshire and previously reported on the Schedule 13D were reclassified into 4,235,978 shares of a newly created class of Voting Common Stock and 410,242 shares of a newly created class of Non-Voting Common Stock, no par value per share (the “Non-Voting Common Stock”). The shares of Non-Voting Common Stock are convertible into shares of Voting Common Stock. No additional consideration other than shares of Class A Common Stock were provided by Berkshire.

ITEM 4.	PURPOSE OF TRANSACTION.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 5, 2013, MEG entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among MEG, General Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of MEG, General Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned subsidiary of MEG, General Merger Sub 3, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of MEG, and New Young Broadcasting Holding Co., Inc., a Delaware corporation (“Young”), relating to a reclassification of the common stock of MEG (the “Reclassification Merger”) and a strategic business combination with Young (the “Combination Merger”).

In connection with MEG’s entry into the Merger Agreement, Berkshire, World Media Enterprises Inc., a Delaware corporation and Berkshire subsidiary, MEG, Media General Operations, Inc., a MEG subsidiary, and (as to Section 1.a. only) the D. Tennant Bryan Media Trust (the “Trust”) and J. Stewart Bryan III (the “Shareholder”) entered into a letter agreement, dated June 5, 2013 (the “Equity Letter Agreement”), relating to (1) that certain shareholders agreement (the “Shareholders Agreement”), dated as of May 24, 2012, by and among Berkshire, MEG, the Trust and the Shareholder, and (2) that certain registration rights agreement, dated as of May 24, 2012 (the “Registration Agreement”), by and between Berkshire and MEG.

Pursuant to the Equity Letter Agreement, the Shareholders Agreement and the Registration Agreement terminated as of the effective time of the Combination Merger (the “Combination Effective Time”). In addition, pursuant to the Merger Agreement and the Equity Letter Agreement, Berkshire received, as

CUSIP No. 584404107	SCHEDULE 13D	PAGE 5 OF 6 PAGES

consideration for its Class A Common Stock in the Reclassification Merger, Voting Common Stock of MEG to the extent (but only to such extent) necessary to ensure that, immediately following the Combination Effective Time, Berkshire and any of its affiliates held no more than four and ninety-nine hundredths percent (4.99%) of the then outstanding Voting Common Stock of MEG. The remainder of Berkshire’s Class A Common Stock was reclassified as newly created Non-Voting Common Stock as a result of the Reclassification Merger. As of immediately following the Combination Effective Time, Berkshire owned an approximately 5.5% economic interest in the equity of MEG, comprised of the above-referenced Voting Common Stock interest coupled with the Non-Voting Common Stock. The foregoing ownership percentage is based on information provided by MEG regarding the reclassification of the Class A Common Stock and the number of shares of its Voting Common Stock outstanding immediately following the Combination Effective Time.

In addition, that certain credit agreement (the “Credit Agreement”), dated as of May 17, 2012, among MEG, as the borrower, BH Finance LLC (a Berkshire subsidiary), as administrative agent and a lender, and the three other lenders party to the Credit Agreement (which are also Berkshire subsidiaries), was refinanced and repaid in full in connection with the consummation of the transactions contemplated by the Merger Agreement.

Berkshire or entities within the Berkshire group of companies may determine to acquire additional shares of Voting Common Stock, Non-Voting Common Stock or other securities of MEG, depending upon the performance of the Voting Common Stock in the market, market and general economic conditions, evaluation of alternative investments, price, availability of funds, and other factors, or may determine from time to time to sell some or all of its or their securities of MEG, based upon the same set of factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following disclosures are based on the 84,889,348 shares of the Voting Common Stock outstanding as of November 12, 2013, as provided by MEG to the reporting persons.

(a)	Berkshire owns 4,235,978 shares of Voting Common Stock (the “Voting Shares”) and 410,242 shares of Non-Voting Common Stock (the “Non-Voting Shares,” and together with the Voting Shares, the “Shares”). The Shares represent approximately 5.5% of the outstanding Voting Common Stock of MEG.

(b)	Berkshire has investment power with respect to the Shares. In addition, Berkshire has voting power with respect to the Voting Shares and, upon conversion of the Non-Voting Shares, will have voting power with respect to the shares of Voting Common Stock underlying the Non-Voting Shares. Mr. Buffett, Chairman of the Board of Directors and Chief Executive Officer of Berkshire, may be deemed to control Berkshire. Thus, Mr. Buffett and Berkshire may be deemed to share voting power, as applicable, and investment power with respect to the Shares.

(c)	There have been no transactions in the class of securities reported on this Schedule 13D effected during the last 60 days, except as set forth in Item 4 (the answer to which is incorporated herein by reference).

(d)	To the knowledge of Berkshire and Mr. Buffett, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Berkshire.

(e)	Not applicable.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete, and correct.

Dated: November 13, 2013

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer